Exhibit (j)
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 24 to Registration Statement No. 33-48765 on Form N-1A of our report dated April 28, 2010, relating to the financial statements and financial highlights of Morgan Stanley Special Growth Fund (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended February 28, 2010, and to the references to us on the cover page of the Statement of Additional Information and under the captions “Financial Highlights” in the Prospectus and “Other Service Providers - Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.
/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
New York, New York
June 25, 2010